EXHIBIT 99.1

INNOVATION BEVERAGE GROUP LIMITED

OCTOBER 2026 EXTRAODINARY GENERAL MEETING

In accordance with Section 251AA(2) of the Corporations Act 2001, the following information is provided in relation to resolution(s) put to members at the meeting.

RESOLUTION DETAILS				PROXY VOTES				POLL RESULTS			
	Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Resolution Type**	**FOR**	**AGAINST**	**PROXY'S DISCRETION**	**ABSTAIN***	**FOR**	**AGAINST**	**ABSTAIN***	**Result**
1	Reverse Share Split	P	Ordinary	44,550 (99.8%)	0 (0.0%)	100 (0.2%)	0	150,817 (100.0%)	0 (0.0%)	0	**Carried**

*Abstain votes are provided for information only and are not included in the calculation of total available votes.

This report is generated by Xcend Registry